Report on Payments to Governments in respect of Extractive Activities

ArcelorMittal

Year ended December 31, 2025

Introduction
ArcelorMittal has prepared this consolidated report (the "Report") on payments to governments with respect to its extractive activities in accordance with the European Union directives 2013/34/EU and 2013/50/EU (“EU Directives”) as transposed into the Luxembourg laws of December 18, 2015 and May 10, 2016 (the “Transparency Law”). These EU Directives have been derived from the Extractive Industries Transparency Initiative (“EITI”), a global standard to promote the open and accountable management of natural resources of which ArcelorMittal is a corporate supporter in order to strengthen governance, foster socio-economic development and help the overall business climate to become more open, fair and competitive. The “Basis of preparation” section provides information about the content of the Report, the types of payments included and the reporting principles that have been applied in preparing the Report.
The latest edition of ArcelorMittal’s sustainability report which can be accessed at https://corporate.arcelormittal.com/reports-and-policies/sustainability-and-climate provides further details on the broader spectrum of socio-economic contributions ArcelorMittal brings to local communities and countries in respect of its operations.
Basis of preparation
Under the Transparency Law, ArcelorMittal is required to prepare a consolidated report on payments made to governments in relation to its extractive industries including any subsidiary included in its consolidated financial statements, which are available on the Company’s website https://corporate.arcelormittal.com/reports-and-policies/financial-and-regulatory-reports.
Reporting principles
The Transparency Law requires payments to be reported when they are made to governments by ArcelorMittal for its extractive activities.
The Report states the total amount of payments made to each government in accordance with the Transparency Law and the amount per type of payment made to each government.
Payments in the Report are also attributed to a specific project or disclosed at an entity level. Where payments have been attributed to a project, the Report shows the total amount of payments made for each project and the amounts per type of payment.
The Transparency Law also prescribes that the disclosure of payments should reflect the substance of each payment and the relevant project concerned. Accordingly, ArcelorMittal has applied the following reporting principles:
•Payments made to governments by ArcelorMittal subsidiaries are reported in full including payments made to governments in connection with joint ventures to the extent that ArcelorMittal makes the relevant payment.
•Payments made to governments by joint operations in which ArcelorMittal exercises joint control and has rights to the assets and obligations for the liabilities relating to the arrangement are reported in proportion of ArcelorMittal’s share.
•Payments made to governments by joint ventures and associates accounted for under the equity method are not included in this Report.
•Amounts payable to governments computed for extractive activities which are fully or partly offset by receivable amounts from non-extractive activities and as a consequence result in a nil or reduced net payment to governments are reported as nil or reported up to the net amount.
•Where a payment made to a government relates to activities that are both reportable under the Transparency Law and not reportable, the entire payment is reported if it is not possible to disaggregate it on a reasonable basis.
•A payment to a government relating to more than one project (for example income tax) is reported in aggregate if it is not possible to disaggregate the payment per project.

Activities within the scope of the Report
The Report includes all payments made to governments with respect to ArcelorMittal’s activities involving exploration, prospecting, discovery, development and extraction of minerals. This encapsulates the key stages of extractive activity, beginning with the search for natural resources and includes the evaluation of resource bearing geological features, the construction of facilities to enable the extraction of natural resources and the production of the natural resource up to the point that the extracted material is salable.
Payments made to governments relating to distribution activities and commercial development are not included in this Report as they are not within the scope of the Transparency Law.
Government
Under the Transparency Law, a government is defined as any national, regional or local authority of a country, including department, agency or undertaking controlled by that authority. In some countries, certain aboriginal or indigenous communities fall within the definition of a government.
Payments
Except when stated otherwise, payments are reported on a cash basis meaning that they are reported in the period in which the payment occurred as opposed to being reported on an accrual basis which would mean they are reported in the period for which they are due. Refunds are also reported in the period they are received and are presented as negative amounts in the Report.
Payments in kind made to governments would also be included in this Report in accordance with the Transparency Law.
Project definition
The Transparency Law requires payments to be reported by project (as a sub category by country). It defines a project as the operational activities which are governed by a single contract, license, lease, concession or similar legal agreements and form the basis for payment of liabilities to a government. If these agreements are substantially interconnected, they should be treated as a single project. In accordance with the Transparency Law, “substantially interconnected” means forming a set of operationally and geographically integrated contracts, licenses, leases or concessions or related agreements with substantially similar terms that are signed with a government, giving rise to payment liabilities. These agreements may themselves be governed by a single contract, joint venture, production sharing agreement or other overarching legal agreement. Factors used to determine whether contracts or licenses are operationally and geographically integrated may include their common management framework, proximity and use of common infrastructure. The Report only contains details of projects for which reportable payments were made during the reporting period.
Disclosure threshold
The transparency Law requires payments exceeding €100,000 for a single payment or a series of related payments during the financial year to be included in this Report.
Reporting currency
All payments are reported in U.S. dollars corresponding to the presentation currency of ArcelorMittal’s consolidated financial statements. Payments made in currencies other than U.S. dollar have been translated at the average exchange rate of the reporting period.
Types of payments
The Transparency Law refers to “payments” as an amount paid in cash or in kind for relevant activities where the payment is any of the following types:
Production entitlements
Production entitlements refer to production-sharing agreements following which the government is entitled to a share of the ore extracted. Such entitlements are regarded as payments in kind. There were no such payments reportable for the year ended December 31, 2025.
Taxes
The Report includes taxes levied on income, production or profits from extractive activities or withheld from dividends, royalties and interests. Taxes levied on consumption, sales, environmental taxes, property taxes, custom duties and personal income taxes are not reportable under the Transparency Law.
Royalties
Royalties represent a share of the output or the profit that can be paid in cash or in kind.

Dividends
Dividends paid in lieu of production entitlements or royalties are included in this Report. However, dividends paid to a government as a common shareholder are not reported to the extent that the dividend is paid to the government on the same terms as dividends paid to other common shareholders. There were no such payments reportable for the year ended December 31, 2025.
Fees
ArcelorMittal has included in this Report license fees, rental fees, entry fees and other payments that are made in consideration for licenses and/or concessions. Fees paid to governments for administrative services or supplies are not included in this Report.
Bonuses
Bonuses included in this Report correspond to signature, discovery and production bonuses. There were no such payments reportable for the year ended December 31, 2025.
Infrastructure improvements
Such payments correspond to payments made for infrastructure (for example roads or buildings) that forms part of the fundamental facilities and systems serving a community or area. Such payments are included in the Report regardless of whether or not these payments constitute a contractual obligation and they are reported when the relevant assets are handed over to the government.
Other considerations
Payments included in this Report are presented in U.S. dollars with all amounts rounded to the nearest thousands.

Overview of payments
The table below shows the payments made to governments by the Company during the year ended December 31, 2025 by country and type of payment.

in thousands U.S. dollars	Taxes	Royalties	Fees	Infrastructure improvements	Total
Bosnia and Herzegovina[2]	—	1,512	—	—	1,512
Brazil	—	8,259	—	—	8,259
Canada[1]	197,397	7,272	2,889	198	207,756
Liberia	1,244	19,853	5,186	1,414	27,697
Mexico	10,457	—	5,091	—	15,548
Ukraine[1]	33,339	—	15,337	—	48,676
Total	242,437	36,896	28,503	1,612	309,448
1Taxes include payments or refunds for activities that are both reportable under the Transparency Law and not reportable, as it is not possible to disaggregate on a reasonable basis.
2On October 30, 2025, following the signature of a sale and purchase agreement on June 20, 2025, ArcelorMittal completed the sale of its operations in Bosnia and Herzegovina. The amount of royalties disclosed in this report for Bosnia and Herzegovina relates accordingly to the period from January 1, 2025, to October 30, 2025.

Payments per government and project
The tables below show the payments made to governments by the Company on a government and project basis for each type of payment during the year ended December 31, 2025.
Bosnia and Herzegovina

Payments per government	Taxes	Royalties	Fees	Total
Republic of Srpska[1]		1,512		1,512

Payments per project	Mine type	Taxes	Royalties	Fees	Total
Mine Prijedor[1]	Iron ore		1,512		1,512
1On October 30, 2025, following the signature of a sale and purchase agreement on June 20, 2025, ArcelorMittal completed the sale of its operations in Bosnia and Herzegovina. The amount of royalties disclosed in this report for Bosnia and Herzegovina relates accordingly to the period from January 1, 2025, to October 30, 2025.

Brazil

Payments per government	Taxes	Royalties	Fees	Total
DNPM – National Department of Mineral Production		7,219	—	7,219
State Finance Secretary (SEFAZ - MG)		1,040	—	1,040
Total Brazil	—	8,259	—	8,259

Payments per project	Mine type	Taxes	Royalties	Fees	Total
Andrade Mine	Iron ore		6,845	—	6,845
Serra Azul Mine	Iron ore		1,414	—	1,414
Total Brazil		—	8,259	—	8,259

Canada

Payments per government	Taxes	Royalties	Fees	Infrastructure improvements	Total
Innu Takuaikan Uashat Mak	—	7,272	—	—	7,272
Ministère des Finances du Québec	86,579	—	2,721	—	89,300
Ministere des Finances du Québec (Refund)	(7,600)	—	—	—	(7,600)
University of Toronto	—	—	—	—	—
Receveur général du Canada	118,318	—	—	198	118,516
Ville de Fermont	—	—	168	—	168
Government of Alberta	100	—	—	—	100
Total Canada	197,397	7,272	2,889	198	207,756

Payments per project	Mine type	Taxes	Royalties	Fees	Infrastructure improvements	Total
Mines Canada ( Mont Wright - Fire Lake)	Iron ore	43,972	7,272	2,889	198	54,331
Payments not allocated to a specific project[1]		153,425	—	—	—	153,425
Total Canada		197,397	7,272	2,889	198	207,756
1Taxes include payments for activities that are both reportable and not reportable under the Transparency Law, as it is not possible to disaggregate on a reasonable basis.

Liberia

Payments per government	Taxes	Royalties	Fees	Infrastructure improvements	Total
Ministry of Finance /LRA	1,244	19,853	2,400	—	23,497
Ministry of Mines	—	—	1,036	—	1,036
Ministry of Public Works	—	—	—	964	964
Ministry of Finance and Development Planning	—	—	1,750	450	2,200
Total Liberia	1,244	19,853	5,186	1,414	27,697

Payments per project	Mine type	Taxes	Royalties	Fees	Infrastructure improvements	Total
Mine Liberia (Western Range Project)	Iron ore	1,244	19,853	5,186	1,414	27,697
Total Liberia		1,244	19,853	5,186	1,414	27,697
Mexico

Payments per government	Taxes	Royalties	Fees	Total
Internal Revenue Service (Secretaria de Hacienda)	10,457	—	—	10,457
Ministry of Economy (Secretaria de Economía)	—	—	5,091	5,091
Total Mexico	10,457	—	5,091	15,548

Payments per project	Mine type	Taxes	Royalties	Fees	Total
Faraon / FE	Iron ore	—	—	1,922	1,922
MS Oaxaca	Iron ore	—	—	1,020	1,020
Peña Colorada	Iron ore	7,018	—	455	7,473
Las Truchas	Iron ore	3,439	—	1,250	4,689
San Jose	Iron ore	—	—	444	444
Total Mexico		10,457	—	5,091	15,548
Ukraine

Payments per government	Taxes	Royalties	Fees	Total
Municipality of Kryvyi Rih	—	—	15,337	15,337
State Fiscal Service (State Budget)[1]	33,339	—	—	33,339
Total Ukraine	33,339	—	15,337	48,676

Payments per project	Mine type	Taxes	Royalties	Fees	Total
ArcelorMittal Beryslav limestone mine (Staroselskoe pit)	Limestone	160	—	—	160
ArcelorMittal Kryvyi Rih Open Pits (#2 Novokrivorozhskiy and #3 Valyavkinskiy deposit)	Iron ore	33,080	—	14,569	47,649
ArcelorMittal Kryvyi Rih Underground Mine (Kirova Mine and Open pit Yuzhnyi)	Iron ore	99	—	768	867
Payments not allocated to a specific project[1]		—	—	—	—
Total Ukraine		33,339	—	15,337	48,676
1Taxes include payments and refunds for activities that are both reportable and not reportable under the Transparency Law, as it is not possible to disaggregate on a reasonable basis.